One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 275 275 8389 Fax

March 31, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	WhiteHorse Finance, Inc.
Registration Statement on Form N-2

Ladies and Gentlemen:

WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission a Registration Statement on Form N-2, which registers an aggregate $455 million of securities that may be offered by the Company from time to time in reliance on Rule 415 under the Securities Act of 1933, as amended. If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann